TTBD, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES — Software revenue	$ 121,185
EXPENSES:	
General and administrative expenses	61,680
Regulatory fees and other expenses	46,725
Software licensing distribution expense	96,948
Total expenses	205,353
NET LOSS	$ (84,168)

See notes to financial statements.